Orgranigram applauds Senate vote in support of Bill C-45

MONCTON, NEW BRUNSWICK – (June 8, 2018) – Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased that Bill C‐45 has been passed by the Senate in a historic vote, clearing another key milestone on the way to the legalization of adult‐use recreational cannabis in Canada.

“As a company, we are pleased to see Bill C‐45 continue to make its way through the regulatory process,” says Greg Engel, CEO, Organigram.

The Bill passed by the Senate contained a number of amendments to the original draft, including more controversial items such as potential limits on the potency of THC in the product and the required disclosure of certain shareholders of cannabis companies (those above 5 per cent ownership in public companies).

“While the debate proved challenging at times, we look forward to the House of Commons review. As a company, we hope we will have the opportunity to work with government and other stakeholders to arrive at a final version of the law that will represent the best interests of Canadians and this new industry.”

Orgranigram and Preparation for a Legal, Adult Use Recreational Cannabis Market

A licensed producer of medical cannabis since 2013, Organigram supports the move to a legal, adult‐use recreational cannabis market and the goals of a legal market: the protection of Canadian youth and the elimination of the illicit cannabis market.

In anticipation of the new legal market, and with these goals in mind, Organigram has been active in the development of an exceptional product offering, public and private partnerships designed to best serve recreational customers, and social responsibility programs.

These include:

  Development of an unprecedented recreational portfolio including the anticipated launch of The Edison Cannabis Company, Ankr Organics and Trailer Park Buds;

  2017 Canadian Cannabis Award for Top Sativa Flower for the Company’s popular premium flower, Wabanaki;

  Memoranda of Understanding and/or supply agreements with the Government of New Brunswick and the Prince Edward Island Liquor Control Commission;

  An international investment strategy including pending investments in Alpha‐Cannabis Germany focused on the development, production and marketing of cannabis‐based APIs (Active Pharmaceutical Ingredients) and pharmaceuticals and Eviana Health Corporation, focused on the production of hemp‐derived CBD oil;

  A proposed investment in Hyasynth Biologicals, a biotech leader with patent‐pending technology to produce phytocannabinoids using genetically‐engineered strains of yeast through fermentation;

  Several investments in local, provincial and National research and social responsibility programs.

“At Organigram, we take the launch and success of the Canadian recreational cannabis market – and our leadership within that market – very seriously,” says Engel. “We’ve assembled a best‐in‐class team to deliver a best-in-class product to Canadian cannabis consumers. We’ve also made every effort to ensure that safety and product quality remain our top priorities. We look forward to new, ever-evolving opportunities to continue to serve our Canadian customers and lead in this new and dynamic global industry.”

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc. Paolo De Luca Chief Financial Officer paolo.deluca@organigram.ca (416) 661‐0947	Organigram Holdings Inc. Dylan Rogers Investor Relations Analyst drogers@organigram.ca (506) 232‐0121